UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 27, 2023.

Commission File Number 001-41543

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44-7376809248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 27, 2023, Selina Hospitality PLC (the “Company” or “Selina”) issued a press release. The press release is attached to a separate Form 6-K dated today’s date. Copies of the agreements relating to the transactions described therein are attached as Exhibits 99.1 to 99.15, inclusive.

Recent Developments

The Company has entered into certain binding agreements related to strategic debt and equity investments in the Company consisting of the following tranches:

1.	The first tranche, which is committed and expected to close on June 27, 2023, comprises $10 million in funding under a secured convertible debt instrument issued in the principal amount of $11,111,111 (“Convertible Note” and together with subsequent convertible notes that may be issued under the second and/or third tranche of funding, the “Convertible Notes”) by a subsidiary of the Company to Osprey Investments Limited (“Osprey” or the “Lender”), an affiliate of Global University Systems B.V. In connection with the funding of the initial Convertible Note, the Lender will receive private warrants to acquire 7,407,407 ordinary shares of the Company, equating to 100% warrant coverage based on the number of shares into which the Convertible Note may be converted, which warrants will have a term of five years and an exercise price of $1.50 per share, which price may be reset during the last three months of the term of the warrants.

2.	The second tranche comprises (i) a conditional $10 million private investment in public equity (“PIPE”) from Osprey (the “First PIPE Transaction”), and (ii) a further conditional investment of $10 million from Osprey under a Convertible Note (with the amount funded under the note representing a 10% original issue discount to the principal amount), or, at Osprey’s option, via another PIPE investment in the Company or any combination of the two in increments of $1 million. In connection with each PIPE investment Osprey will receive private warrants to acquire such number of ordinary shares of the Company as is equal to 50% of the ordinary shares of the Company issued to Osprey as part of its subscription, and in connection with each further Convertible Note, the Lender will receive 50% warrant coverage based on the number of ordinary shares into which the Convertible Note may be converted. In each case, the warrants will have a term of five years and an exercise price of $1.50 per share, which exercise price may be reset during the last three months of the term of the warrants. The second tranche investments are subject to satisfaction, or waiver by Osprey in its discretion, as applicable, of certain conditions precedent (the “Funding Conditions”) summarized below:

●	approval by the Company’s board of directors to seek shareholder approval for the issuance of a sufficient number of shares to (a) complete an equity raise of $50 million (reduced by amounts raised via the equity issued pursuant to the subscriptions) and (b) convert the Company’s outstanding $147.5 million in 6.00% senior convertible notes issued under an indenture in 2022 (“2022 Indenture Notes”) into shares in the Company at a price of $4.00 per share;

●	the reasonable approval by Osprey or the Company’s board of directors (including the Lender’s nominee(s) to the Board once nominated, as discussed below) of an annual corporate overhead budget for the Company for each of the 2023 and 2024 financial years;

●	the Company securing commitments for an additional $20 million in funding in the Company (the “Additional Funding”), $1,842,500 of which has been secured to date and up to $10 million of which may be satisfied via a second PIPE investment from Osprey as part of the second tranche investment, and the rest to be raised from third parties unrelated to Osprey from the sale of equity and/or the sale of Company assets within one year from the initial funding under the first tranche;

●	the Company conducting a note exchange in respect of $14.7 million of the 2022 Indenture Notes held by Kibbutz Holding S.a.r.l. (“Kibbutz”), the investment vehicle of Rafael Museri and Daniel Rudasevski, the founders of Selina and its Chief Executive Officer and Chief Growth Officer, respectively, and a warrant exchange in respect of the warrants issued to Kibbutz in connection with such investment, in order to reduce the conversion price under the 2022 Indenture Notes and the exercise price of the warrants from $11.50 per share to $1.00 per share (the “Exchange Note and Warrants”) as Osprey will have a conditional obligation to acquire the Exchange Note and Warrants as further described in the “Related Party Transactions” section below; and

●	the implementation of an agreement between Selina RY Holding, Inc., a subsidiary of the Company which operates the Company’s Remote Year business (“Remote Year”), and the Company relating to booking and cancellation fees.

3.	The third tranche comprises up to $20 million in optional investment, at the election of Osprey, including $10 million in additional PIPE financing from Osprey and/or an additional $10 million in debt under a Convertible Note (with the amount funded under the note representing a 10% original issue discount to the principal amount) from Osprey or any combination of the two in increments of $1 million.

If all of the above investments were to be completed, including the Additional Funding, then the Company will have secured $60 million to $70 million in additional capital prior to the exercise of any warrants.

The Convertible Notes are being offered and sold in an offshore transaction (as such terms are defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) and/or not involving any public offering within the meaning of the Securities Act. The offer and sale of the Convertible Notes has not been and is not being registered under the Securities Act or any U.S. state securities laws.

In the context of the strategic investments, the Company has entered into an investors’ rights agreement (filed as an exhibit hereto) which grants to Osprey the right to appoint two directors to the Company’s board of directors, the size of which will be limited to seven directors, one of whom must be considered “independent” in accordance with applicable Nasdaq governance rules.

Further, the related subscription agreements provide, subject to certain limitations, the Lender with certain registration rights for the ordinary shares issued in the PIPE and the ordinary shares issuable upon conversion of the Convertible Notes and exercise of the Warrants. The registration rights provisions of the subscription agreements require the Company to prepare and file a registration statement with the Securities and Exchange Commission (“SEC”) within 20 business days after the closing of the first tranche to register the resale of the shares underlying the Convertible Notes and the warrants and cause such registration statement to be effective within 120 days after such filing.

The Company also has provided advance notice to Nasdaq in relation to the expected listing of additional shares.

Summary of Convertible Notes

A subsidiary of the Company, Selina Management Company UK Ltd (the “Borrower”), will borrow $11,111,111 under the first Convertible Note, which will include original issue discount of 10% such that $10,000,000 will be funded by the Lender, less an origination fee of 3.0% of the amount funded. As noted above in the “Subsequent Developments” section, subsequent Convertible Notes may be issued in principal amounts up to $11,111,111 and an origination fee of 1.5% of amounts funded will apply to these subsequent notes, up to a principal amount of $22,222,222. Each Convertible Note will have a term of five years, with the Lender having a put option, from and after the third anniversary of each Convertible Note, to require the Borrower to repay the Convertible Note upon 30 days’ notice. The Convertible Notes will bear interest at a rate of 12% per annum, with 6% annualized interest being payable in kind (“PIK”), to be accrued and payable in cash at maturity, or at the option of the Lender, in equity at maturity based on a share price of $1.50 per share, and 6% annualized interest being payable in cash on or before December 31, 2023 of each year; provided that if 80% of the 2022 Indenture Notes are exchanged for notes that provide for PIK interest or the 2022 Indenture Notes are otherwise amended to provide for 80% of the interest payable thereunder to be PIK interest, then all 12% interest accruing under the Convertible Note will be PIK interest.

The obligations of the Borrower under the Convertible Notes will be guaranteed, under unsecured guarantees, by the Company and certain direct and indirect subsidiaries of the Company (the Borrower and the guarantors collectively, the “Obligors”). In addition, the Lender requires, as a fundamental condition to the closing of each loan under a Convertible Note, that such Convertible Note will be secured by guarantees provided by Kibbutz and personal guarantees provided by Messrs. Museri and Rudasevski (collectively, the “Related Party Guarantees”).

The Convertible Notes also will be secured by (i) a pledge of shares of the Selina Operations US Corp. (to be implemented within 120 days after closing), (ii) a pledge of the bank account of the Borrower, (iii) a pledge and account control arrangement in respect of the bank account of Selina Operations US Corp., (iv) a pledge of shares of Selina RY Holding, Inc. and its subsidiaries, and (v) a pledge of the Selina brand and related intellectual property (to be implemented within 60 days after closing).

If by June 30, 2024, the combined Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) of all collateral providers and guarantors under the Convertible Notes is less than $5,000,000 per note issued by the Lender in the principal amount of $11,111,111 (as may be adjusted on a pro-rata basis for notes issued for less than $11,111,111), then the Borrower must either (i) ensure that additional collateral is provided to the Lender such that the total EBITDA of the collateral providers and guarantors meets the EBITDA threshold, or (ii) pay down the principal amount of the outstanding notes such that the debt-to-EBITDA ratio for the 12 months ending June 30, 2024 is 2 to 1 or less.

The Lender will have the right, at its option after the 12-month anniversary of each Convertible Note, to convert the principal amount of each Convertible Note into (i) ordinary shares of the Company at $1.50 per share, or (ii) for each aggregate principal amount of $11,111,111, 37.7% of the share capital of Selina RY Holding, Inc., and in such event, the accrued and unpaid interest will be payable at such time, at the option of the Lender, (a) in cash, (b) in equity based on a $1.50 share price, or (c) an additional equity in Selina RY Holding, Inc. based on the ratio with the numerator being the amount of accrued and unpaid interest at the time and the denominator being $29.5 million.

If after the 12-month anniversary of the issuance of each Convertible Note (i) the closing share price of the Company’s ordinary shares is greater than $6.00 per share for at least 60 consecutive trading days, and (ii) the average daily trading volume of the Company’s stock during such period is equal to or greater than five million shares per day, then the Borrower may require the conversion of the principal amount of the Convertible Note into ordinary shares of the Company at $1.50 per share and in such event, the accrued and unpaid interest will be payable at such time in cash or, at the election of Lender, in equity based on a $1.50 share price.

In connection with both the Lender conversion right and the Borrower conversion right, the Lender may extend the 12-month non-conversion period by an additional year if the Lender anticipates, acting in good faith and based on information and/or estimates provided by the Company, that the Company shall not have a positive Free Cash Flow by the end of such period.

The Borrower may prepay each Convertible Note in cash, subject to a minimum prepayment of $5,000,000, and in such event the Lender will be entitled to receive warrants to acquire such number of ordinary shares of the Company determined by taking the principal amount of the Convertible Note plus accrued and unpaid interest and dividing that by $1.50 per share.

Each Convertible Note contains certain mandatory prepayment events in case of a going concern emphasis of matter statement in the audit opinion of any Obligor or the Company’s failure to obtain shareholder approval for the issuance of such number of additional ordinary shares as may be required to complete the funding of the investments described in the “Recent Developments” section above.

So long as a portion of each Convertible Note remains outstanding, the Company and the Obligors thereunder shall not enter into any transaction or series of transactions to issue debt or equity or warrants to a party, in each case having a value of $500,000 or more and excluding transactions where shares are issued to settle liabilities of the Company or its affiliates and/or local partner loan arrangements, without first notifying the Lender and offering the Lender the right to modify the Convertible Note to match the terms of the debt or, with regard to equity or warrants, giving the Lender the right to participate in such transaction on terms no worse than the other person.

The following covenants are included within each Convertible Note:

(i)	The Company will use its best efforts to take such actions that would allow the Company to service its current debt obligations with no more than $27 million of cash in 2023 and no more than $20 million of cash in 2024, provided that the Company shall have the flexibility to equitize debt, PIK or defer interest payments, or take other measures to reduce the liabilities, and in case the target is not achieved for a year, the interest rate under the Convertible Note will increase by 50 basis points for each $1 million above target, retroactive to funding date and subject to a maximum increase of 250 basis points.

(ii)	For other accrued liabilities of the Company and its subsidiaries, as such liabilities are defined in the Convertible Note, the Company will have the right to utilize the following funds to pay such liabilities (a) from the first $40 million of cash raised, 4% of such amounts, and (b) starting in July 2023, an average of $500,000 per month or 15% of consolidated unlevered Free Cash Flow of the Company, if any, on a quarterly basis.

(iii)	An additional contingency of $1 million per year may be used by the Company, subject to approval by its board of directors including the consent of the designated nominee of the Lender, to prevent a default or settle a claim in connection with any of the above liabilities.

(iv)	The Company will use its best efforts to take such actions that would allow it to achieve an average rent reduction of $800,000 per month ($9.6 million in the aggregate) for each of the 2023 and 2024 financial years, which reductions may be achieved through the deferral of rent beyond 2024, subject to no rental increases being agreed as part of the deferral, the abatement or the equitization of rent or a combination of these measures; if the Company does not achieve the target for a year, then in lieu of other remedies, the interest payable under the Convertible Note will be increased by 50 basis points for each $1 million below the target for a particular year, with retroactive effect from the funding date and subject to a maximum increase of 250 basis points.

(v)	Any expansion into a new country or singing a lease for a new hotel in a country having a negative Unit Level Operating Profit during the most recently completed fiscal quarter shall require the approval of a majority of the Company’s Board, including one of the designated directors of the Lender.

(vi)	Once a corporate overhead budget of the Company has been agreed by the Lender and the Company, the Company will use its best efforts to not exceed corporate overhead expense line items, in the aggregate, of $26 million (an average of $2.17 million per month) and public company costs of $4 million, and an agreed schedule of employee liabilities, for each of the 2023 and 2024 financial years and in case the budget target is not achieved for a year, the interest rate under the Convertible Note will increase by 50 basis points for each $1 million above target, retroactive to funding date and subject to a maximum increase of 250 basis points.

(vii)	The Company will use its best efforts to convene a shareholder meeting within 120 days from the closing and to obtain approval to allot, on a non-pre-emptive basis, such number of ordinary shares as shall be required to meet the funding of the investments described in the “Recent Developments” section above.

In addition to the foregoing covenants, each Convertible Note contains additional restrictive covenants, negative pledge restrictions and default provisions.

In connection with the Convertible Notes, the Lender will have the option, for a term of five years, to acquire 67.8% of Selina RY Holding, Inc. for a purchase price of $20,000,000. The Lender also will have the right to appoint one director to the Board of Directors of Selina RY Holding, Inc. and replacements for such director.

The Company and Borrower will, as applicable, pay any withholding, transfer, stamp, registration, issuance, documentary or similar taxes or duties that may be payable in connection with the Convertible Note and/or the issuance of shares upon the conversion of each Convertible Note.

Any subsequent Convertible Notes to be entered as part of the second and, if applicable, the third tranche of funding will be substantially similar in form.

Certain Intercreditor Arrangements

The Company and the Obligors also entered into an intercreditor agreement with Osprey, as the original lender thereunder, and Ludmilio Limited, a company incorporated under the laws of Cyprus, as collateral agent, in the event a third party lender joins into the financing arrangements in the future (the “Intercreditor Agreement”).

Summary of PIPE Subscription Agreement

As part of the Future Funding Agreement described below, the Company will enter into a subscription agreement (each a “PIPE Subscription Agreement”) for the First PIPE Transaction with Osprey, as the investor, pursuant to which Osprey will invest, subject to satisfaction of the Funding Conditions outlined in the “Recent Developments” section above, $10,000,000 to acquire ordinary shares of the Company based on a subscription price per share equal to the lower of $0.76 (representing a 10% discount to the average closing price of the Company’s shares over the last five trading days of May 2023) or a 10% discount to the average closing price of the Company’s shares over the five trading days immediately before the subscription. The form of subscription agreement contains customary closing conditions, representations and warranties.

The PIPE Subscription Agreement for any subsequent funding of one or more tranches of up to $10,000,000 each by Osprey will have a per-share subscription price equal to the lower of (i) 90% of the quoted closing price per share of the ordinary shares on the five consecutive trading days prior to the subscription date, and (ii) 90% of the quoted closing price on the last 5 consecutive trading days of May 2023. The form of these subsequent subscription agreements will be substantially similar to the PIPE Subscription Agreement for the First PIPE Transaction except that the investments to be made under them will not be subject to satisfaction of the Funding Conditions as those will have been completed or waived by Osprey in connection with the First PIPE Transaction.

Further, the PIPE Subscription Agreement provides, subject to certain limitations, the investor with certain registration rights for the shares issued and exercise of the warrants. The registration rights provision of the PIPE Subscription Agreement requires the Company to prepare and file a registration statement with the SEC within 20 business days after the closing date to register the resale of the shares and the warrants and cause such registration statement to be effective within 120 days after such filing.

Summary of Warrant Agreements

The Company has entered into a private warrant agreement with Osprey and Kibbutz (the “Subscription Warrant Agreement”) pursuant to which the Company will issue to Osprey upon the closing of a Convertible Note investment or PIPE, as applicable, warrants to purchase ordinary shares of the Company at an exercise price of $1.50 per share, which warrants will have a five-year term. The exercise price for the warrants granted to Osprey will be $1.50 per share, which price may be reset during the last three months of the term of the warrants.

In connection with each Convertible Note investment, Osprey will receive 100% warrant coverage based on the number of shares into which the principal amount of each such note may convert. With regard to each PIPE investment made by Osprey, Osprey will receive a number of warrants corresponding to 50% of the ordinary shares it receives pursuant to its PIPE investment. For subsequent PIPE transactions, if executed, Osprey would receive a similar proportion of warrants for each investment and such warrants would be granted on the same terms.

Osprey also may receive certain “prepayment warrants” under the Subscription Warrant Agreement, concurrently with any prepayment by the Borrower of all or a portion of a Convertible Note, which prepayment warrants will have the same terms as the other warrants described above.

In addition, Kibbutz will receive, subject to the terms and conditions of the Subscription Warrant Agreement, warrants to acquire up to 3,500,000 additional ordinary shares in exchange for providing the Related Party Guarantees to Osprey as described in the “Summary of Convertible Notes” section above, with 50% of those warrants to be provided upon funding of the first Convertible Note and the remaining 50% to be granted to Kibbutz upon the funding of the second Convertible Note of $10 million or more, to the extent applicable (the “Kibbutz Fee Warrants”).

The warrants issued pursuant to the Subscription Warrant Agreement may be exercised from the first anniversary of the date of the PIPE Subscription Agreement and the Convertible Notes, to the earlier of (i) the fifth anniversary of such date; (ii) liquidation of the Company; or (iii) redemption of the warrants by the Company (the “Exercise Period”). The warrants initially will be in private form, and upon registration of such warrants with the SEC, and following a transfer as provided therein, the warrants may become publicly traded warrants.

The warrants are subject to customary adjustment provisions in the event of certain corporate events, such as the issuance of dividends. Further, the Company has the right to redeem the warrants in whole, subject to the warrants becoming public warrants at any time during the Exercise Period, at a price of $0.01 per warrant, subject to certain minimum price and volume of trading conditions.

Future Funding Agreement

Pursuant to the terms of the future funding agreement entered into by the Company, Selina Operations US Corp., Osprey and Ludmilio Limited (as collateral agent) (the “Future Funding Agreement”), the Company may, upon satisfaction of the Funding Conditions, require Osprey to provide up to an aggregate of $20,000,000 of funding via the First PIPE Transaction with Osprey, for $10 million in funding, and an additional $10 million of investment through a Convertible Note, a PIPE transaction or a combination of the two in $1 million increments. If such right is not exercised by the Company, Osprey may elect to provide such funding even if the Funding Conditions have not been satisfied in full at that time. Each investment would be made on the same terms, including the issuance of warrants, as described above in the “Summary of Convertible Notes” and “Summary of PIPE Subscription Agreement” sections.

Additionally, pursuant to the Future Funding Agreement Osprey has the option to provide up to an aggregate amount of $20,000,000 of funding via a PIPE investment and/or Convertible Note investment, or a combination of the two in $1 million increments (the “Optional Investment Right”).

The Company must convene a general meeting of shareholders within 120 days from the date of the closing of the initial Convertible Note funding. Until the date that is 18 months after the date of the Future Funding Agreement or the date the Company obtains shareholder approval for the issuance of such number of additional ordinary shares as may be required to complete the funding of the investments described in the “Recent Developments” section above, the Company may not (i) enter into any borrowing transaction exceeding $1 million, or (ii) issue any equity other than as contemplated in the Funding Conditions, to equitize liabilities of the Company and/or its subsidiaries and/or issue any guarantees in relation to any leases or local development partner funding arrangements.

In the event the Company receives an offer for an equity investment of more than $10 million from a third party investor, then Osprey will have the right to fund the excess amount, in lieu of the third party investor, as part of its Optional Investment Right.

The arrangements for future funding under the Future Funding Agreement are subject to certain time limitations as described therein and a long-stop date ending on the date that is nine months from the date of the Future Funding Agreement.

Investors’ Rights Agreement

Pursuant to the terms of the investors’ rights agreement entered into by the Company and Osprey, Osprey will have the right, commencing as of the closing of the initial Convertible Note investment until the date on which Osprey ceases to hold at least a 5% beneficial interest in the Company (the “Board Trigger Date”), to appoint two directors to the Company’s board of directors. At least one of the director appointees must be an “independent director” as defined under Nasdaq Listing Rules 5605(a)(2) and 5605(c)(2). The Company has agreed to appoint any such appointee within five business days of satisfying all necessary background checks and identity verification procedures provided that each such appointee also meets all legal and regulatory requirements and qualifications to serve as a director of the Company. Each such director is expected to be appointed for a three-year term following shareholder approval at the Company’s 2023 annual general meeting of shareholders. Should the shareholders not approve an appointment, the Lender is entitled to re-appoint such appointee director or a replacement for him or her, and the Company has undertaken to take all actions necessary to appoint any such designated director.

The Lender also has the right to appoint one of the directors nominated by it to each committee of the Company’s board of directors, subject always to such appointments complying with all applicable rules, regulations, requirements and guidance of the Nasdaq and/or the SEC and any other legal or regulatory rules, guidance or requirements applying to the Company or such individual(s) from time to time.

In addition, the Company agreed that by the earlier of the close of the Company’s 2023 annual general meeting of shareholders or 90 days after the closing date of the initial funding under the First Convertible Note, the Company’s board of directors shall consist of not more than seven directors.

Further, the Company has undertaken to ensure that both Messrs. Museri and Rudasevski remain directors of the Company until the Board Trigger Date, unless such individuals are dismissed as a result of fraud, disqualification or other “for cause” reason under the Company’s articles of association or applicable law, or they are removed by an ordinary resolution of the Company’s shareholders.

Related Party Transactions

Kibbutz arrangements

As part of the strategic investments described above in the “Recent Developments” section, Kibbutz has provided to Osprey, and in the future may provide to Osprey, Related Party Guarantees as a condition to the closing of each Convertible Note to be funded by Osprey. In connection with the provision of such guarantees, Kibbutz and Selina have entered into various agreements, including a fee agreement, cost reimbursement agreement and an indemnification agreement, each as described below. Kibbutz is a related party of the Company as further set out below and as previously disclosed in the Company’s Form 20-F as filed on April 28, 2023.

Kibbutz is an investment vehicle of Rafael Museri and Daniel Rudasevski, co-founders of Selina and its Chief Executive Officer and Chief Growth Officer, respectively. As set out in Selina’s 2022 annual report on Form 20-F, filed in April 2023, of April 10, 2023, Kibbutz directly and indirectly held 20.8% of the issued and outstanding share capital of the Company, which includes shares held directly by Dekel Development Holding S.a.r.l. (“Dekel”), of which Kibbutz owns all of the issued and outstanding share capital. Certain lenders to Kibbutz have a right to convert their loans into ordinary shares of Selina that are held by Kibbutz. As of April 10, 2023, Rafael Museri and Daniel Rudasevski each held 31.4% of the share capital (62.8% in the aggregate) of Kibbutz, and they also serve as directors of Kibbutz and Dekel.

Kibbutz also currently holds a beneficial interest in 1,278,261 shares that would be issuable upon the future conversion of the of $14.7 million of the 2022 Indenture Notes held by Kibbutz and 426,044 shares that would be issuable upon the exercise of the warrants issued to Kibbutz in connection with its investment in the 2022 Indenture Notes.

In addition, as of April 10, 2023 Rafael Museri and Daniel Rudasevski each held 25% of the share capital of, and serve as directors of, Kibbutz General Partner S.a.r.l., the general partner of Selina Growth Fund S.C.Sp., which held 7.8% of the share capital of the Company.

As noted above, the Company has entered into the following agreements with Kibbutz:

(i)	a fee agreement pursuant to which Kibbutz is entitled to receive the Kibbutz Fee Warrants as compensation for the provision of the Related Party Guarantees to Osprey;

(ii)	an agreement whereby the Company will reimburse Kibbutz for costs and expenses incurred by Kibbutz in respect of certain professional advisor fees and other costs paid by Kibbutz in connection with the strategic investment agreements and documentation described in this Form 6-K, up to $200,000 in total; and

(iii)	an indemnity agreement pursuant to which the Company agrees to indemnify Kibbutz for, among other things, claims arising from the Company’s failure to comply with securities laws in connection with the strategic investments, except to the extent such claims are caused by Kibbutz.

Finally, the Company is obligated, as part of the Funding Conditions, to complete the note and warrant exchange in connection with the $14.7 million of 2022 Indenture Notes held by Kibbutz as described in the “Recent Developments” section above. This is because Osprey has, in connection with the closing of the strategic investment transactions, assumed a third party lender’s interest in a loan facility to Kibbutz, which was entered into with Kibbutz prior to the closing of the business combination among the Company, Samba Merger Sub, Inc. and BOA Acquisition Corp. and the listing of the Company on the Nasdaq on October 27, 2022 (the “Kibbutz Loan”), and in connection with the assignment of that Kibbutz Loan to Osprey, that facility has been amended such that Osprey has an obligation to convert the Kibbutz Loan into the Exchange Notes and Warrants upon the satisfaction of certain conditions.

Founder arrangements

As part of the strategic investment arrangements described herein, the Company has entered into qualifying third party indemnity agreements with Messrs. Museri and Rudasevski, as well as the other directors of the Company, pursuant to which the Company has agreed to indemnify them in connection with claims arising from their roles as directors of the Company. In addition, the Related Party Guarantees provided or to be provided by Messrs. Museri and Rudasevski will secure liabilities under all Convertible Notes that are entered into as part of the strategic investment transactions.

Approval of the arrangements

In light of the actual and/or potential conflicts of interest arising from the strategic investment transactions described herein, including the related party transactions, a sub-committee of the Company’s board of directors, comprised of all independent non-executive directors, has approved such transactions as detailed above.

The information furnished in this Report on Form 6-K, including the Exhibits 99.1 to 99.15, inclusive, attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The foregoing summaries of the Convertible Notes, Intercreditor Agreement, PIPE Subscription Agreement, Warrant Agreements, Future Funding Agreement, and the Investors’ Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Convertible Note dated June 26, 2023, by and among the Company and Osprey Investments Limited

99.2	Note Subscription Agreement dated June 26, 2023, by and among the Company and Osprey Investments Limited

99.3	Form of Future PIPE Subscription Agreement to be entered into by and among the Company and Kibbutz Holding S.a.r.l.

99.4	Form of Future Note Subscription Agreement to be entered into by and among the Company and Osprey Investments Limited

99.5	Future Lending Side Letter dated June 26, 2023, by and among the Company and Osprey Investments Limited

99.6	Payment Directions Side Letter dated June 26, 2023, by and among the Company and Pertnot Limited

99.7	Investors’ Rights Agreement dated June 26, 2023, by and among the Company and the holders of the Company’s securities party thereto

99.8	Warrant Agreement dated June 26, 2023, by and among the Company, Kibbutz and Osprey Investments Limited

99.9	Intercreditor Agreement dated June 26, 2023, by and among the Company and Osprey Investments Limited

99.10	Indemnity dated June 26, 2023, by and among the Company and Daniel Rudasevski

99.11	Indemnity dated June 26, 2023, by and among the Company and Rafael Museri

99.12	Indemnity dated June 26, 2023, by and among the Company and Kibbutz Holding S.a.r.l.

99.13	Fee Letter dated June 26, 2023, by and among the Company and Kibbutz Holding S.a.r.l.

99.14	Fee Letter dated June 26, 2023, by and among the Company and Osprey Investments Limited

99.15	Reimbursement Letter dated June 26, 2023, by and among the Company and Kibbutz Holding S.a.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: June 27, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary